Exhibit 99.1

 FY22EarningsPRESENTATION  February 7, 2023

 Disclaimer  SIGNA SPORTS UNITED  2  These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of SSU following the business combination, future opportunities for SSU, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of SSU’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the war in Ukraine, significant inflation, higher financing costs, an increase in energy costs, a negative consumer sentiment and COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Presentation, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.  Forward-looking statements appear in a number of places in this Presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. The forward-looking statements in this Presentation may include, without limitations, statements about:  • our future financial condition and operating results;  • our ability to remain in compliance with financial covenants under our financing arrangements;  • our ability to extend, renew or refinance our existing debt;  • our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern;  • our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;  • our ability to effectively manage our inventory and inventory reserves;  • impairments of our goodwill or other intangible assets;  • changes in consumer spending patterns and overall levels of consumer spending;  • our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions, and other risks associated with the systems that operate our online retail operations;  • our ability to continue to remedy weaknesses in our internal controls;  • costs as a result of operating as a public company;  • our assumptions regarding interest rates and inflation;  • changes affecting currency exchange rates;  • continuing business disruptions arising from the on-going war in Ukraine and in the aftermath of the coronavirus pandemic;  • our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities;  • estimated future capital expenditures needed to preserve our capital base;  • changes in general economic conditions in the Federal Republic of Germany (“Germany”), and the European Union and the Unites States of America, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, etc.;  • the further development of online sports markets, in particular the levels of acceptance of internet retailing;  • our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods;  • our ability to offer our customers an inspirational and attractive online purchasing experience;  • demographic changes, in particular with respect to Germany;  • changes in our competitive environment and in our competition level;  • the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures;  • our inability to attract and retain qualified personnel, consultants and collaborators;  • political changes;  • changes in laws and regulations;  • our expectations relating to dividend payments and forecasts of our ability to make such payments; and  • other factors discussed in “Item 3. Key Information — D. Risk Factors” in our 20-F filing as of February 7, 2023.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in in our 20-F filing as of February 7, 2023. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Presentation. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Presentation.  In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Presentation. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to rely unduly on these statements.  Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Presentation and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.  Totals have been calculated on the basis of non-rounded euro amounts and may differ from a calculation based on the reported million euro amounts.

 Agenda  01. Financial Update  02. commercial change  03. outlook   Appendix  SIGNA SPORTS UNITED  3

 Source: Company information.  Note: Core markets represent markets with inventory held in-country. FY19 metrics restated for continuing operations only, as a result of discontinued operations related to Athleisure, pro forma for WCRC, Midwest Sports and Tennis Express. (1) SSU financial year end as of 30 Sep 22. FY22 metrics for continuing operations only, as a result of discontinued operations related to Athleisure, pro forma for WCRC, Midwest Sports and Tennis Express. WCRC closed concurrently with de-SPAC transaction on Dec 14, 21. Tennis Express acquisition closed on Dec 31, 21.   FY19  PF FY221  Visits (m)  GEOGRAPHIC expansion  SSU FY19 – FY22: consolidated positions in most significant sports retail markets  SIGNA SPORTS UNITED  Active Customers (m)  FY19  PF FY221  Net Orders (m)  FY19  PF FY221  scale increase over the past 3 years  JP  AUS / NZ  USA  SSU Core Market Expansion  SSU Core Markets  SSU Non-Core Markets

 SIGNA SPORTS UNITED  5  challenging Environment – focus on core markets  SSU is a buy-and-build strategy; the assets that we have acquired typically operate from a scaled logistics infrastructure serving markets internationally  Our businesses are characterized by market-leading positions in core markets and promising international positions where we have competed intensively to win market share and establish SSU’s brands  The combination of supply chain disruptions and a deterioration in consumer confidence due to the conflict in Ukraine, has resulted in competitive, overstocked markets significantly impacting profitability, particularly in international markets  The current market environment requires SSU to retrench focus on core markets with strong competitive positions and unit economics  Clear assessment and focused plan to return the business to run rate profitability1 in FY24: comprehensive strategic realignment assessment underway with a focus on generating long-term shareholder value  Adapt commercial and operating models and improve inventory management  Focus on core markets and operations  Deliver transaction synergies   Proactive commitments achieved to ensure financial flexibility in a persistent adverse operating environment  Near-term challenges accelerate long-term opportunity to consolidate the highly fragmented specialist sports retail market  (1) On an Adjusted EBITDA basis.

 Defined near-term plan to adapt the operating model and return the business to profitability  Comprehensive assessment of long-term strategy  Actions Taken to Respond to Challenging Market in the next 12-18 months  SIGNA SPORTS UNITED  6  Cost initiatives  Trade Working Capital  Financial Flexibility   Strategic ReAlignment  Comprehensive cost reduction program  Logistics consolidation   Targeted inventory reduction  Focus on terms to achieve structural long-term benefits  SSU’s banks have agreed on a temporary relief of covenants  €130M commitment secured from major shareholder  Ensures runway even in a persistent adverse operating environment

 01. Financial update  02. commercial change  03. Outlook  APPENDIX  Financial  Update

 FY20  FY21  FY22  Operating in adverse market conditions  SIGNA SPORTS UNITED  8  SUPPLY CHALLENGES EASING AS DEMAND DETERIORATED WITH INFLATION SPIKE  GLOBAL SUPPLY CHAIN PRESSURE INDEX  EU CONSUMER CONFIDENCE INDEX  Source: Factset as of December 31, 2022  1.2  (22.2)  LEGACY SSU NET REVENUE ORGANIC YOY GROWTH  FY22 Reported YoY growth  +30.6%  +16% organic CAGR vs. pre-Covid (FY22 vs. FY19)  Note: Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations. Legacy SSU excluding Midwest Sports, Tennis Express and WCRC.  FY22 Set-up: limited visibility on supply, robust consumer confidence  Cautious build-up of inventory where possible to mitigate potential future supply shocks (e.g. Omicron)  Unforeseen conflict in Ukraine resulting in inflation shock and deterioration in consumer sentiment, materially impacting disposable spending and competitive environment  Accelerating market contraction of sports retail market  FY23 Set-up: supply chains improved, low consumer confidence, overstocked markets   Decelerating contraction of the sports retail market, expected to improve gradually  Timing of demand normalization dependent on wage growth and lower inflation; Germany and UK most affected  Market overstock and cost inflation will impact sports retail industry profitability in FY23  Dislocations driving organic and inorganic consolidation which will result in an improved market structure  Start of conflict in Ukraine  0.1  (6.5)  FY23  FY20  FY21  FY22  FY23

 Q4 FY22 & FY22 OPERATING PERFORMANCE: gaining scale in challenging conditions  SIGNA SPORTS UNITED  9  ACTIVE CUSTOMERS  (M)  Source: Company information.  Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period. For historical comparison of PF metrics, please see Appendix. Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations.  (1) Legacy SSU growth vs. FY19: visits at +21%, conversion at +82 bps, net orders at +68%, net AOV at (3)%, active customers at +81%.  Q4 FY21  Q4 FY22  YoY  PF   YoY  Total Visits (M)  Net Orders (M)  Net AOV (€)  72.8  79.2  +9%  (23%)  2.1  2.5  +21%  (15%)  95.6  102.1  +7%  +2%  Pro forma for closed acquisitions  FY21  PF FY22  YoY  PF   YoY  262.9  319.7  +22%  (25%)  6.8  9.5  +40%  (14%)  102.1  101.8  (0%)  (2%)  FY22YoY Growth  +39.5%  FY21YoY Growth  +35.5%  FY20YoY Growth  +30.2%  FY22CAGR  vs. FY19  +35.0%  Acquisitions closed in-period meaningfully augment scale of SSU platform to 6.7M active customers (on a continuing operations basis)  PF FY22 decline in active customers and net orders follows similar trend as in Q3 FY22, on the back of soft consumer sentiment, lingering supply constraints and lapping pandemic-driven spikes  Increased Q4 FY22 net AOV YoY, as supply constraints of higher-priced bike items eased  Optimized marketing spend resulted in +36bps conversion PF YoY growth  Strong PF growth vs. pre-Covid (FY19) of conversion +90 bps, net orders +17%, AOV +2.5% and active customers +27%1

 FY21  FY22  YoY  PF   YoY  Q4 FY22 & FY22 financial PERFORMANCE impacted by macro challenges  SIGNA SPORTS UNITED  10  NET REVENUE  Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period.  Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11 - Discontinued Operations.  Metrics are presented on a Non-GAAP basis. For more information on the definitions, please see the Defined Terms page in the Appendix. For reconciliation to nearest IFRS financial metrics, see Appendix.  `  Q4   FY21  Q4   FY22  YoY  PF   YoY  Net Revenue (€M)  Gross Profit (€M)  Gross Profit Margin  Adj. EBITDA (€M)  Adj. EBITDA Margin  Q4 FY21YoY Growth  +11.2%  Q4 FY22YoY Growth  +28.2%  234.0  300.1  +28%  (11%)  87.7  94.7  +8%  (27%)  37.5%  31.6%  (592)bps  (719)bps  0.2  (28.8)  NM  NM  0.1%  (9.6%)  NM  NM  813.7  1,062.8  +31%  (12%)  313.5  368.6  +18%  (21%)  38.5%  34.7%  (385)bps  (387)bps  29.6  (66.5)  NM  NM  3.6%  (6.3%)  NM  NM  FY21YoY Growth  +26.3%  FY22YoY Growth  +30.6%  Q4 FY20YoY Growth  +40.1%  FY20YoY Growth  +35.3%  Q4 FY22CAGR  vs. Q4 FY19  +26.0%  FY22CAGR  vs. FY19  +30.7%  Acquisitions closed in-period drive significant scale: +31% net revenue reported YoY growth in FY22, supported by WCRC and Tennis Express contribution  Net revenue PF YoY decline impacted by e-bike supply shortage and demand softening accelerating in Q4 FY22  Gross margin heavily affected by promotional activity to manage inventory and liquidity  Adj EBITDA margin drastic YoY compression due to lower sales base and gross margin, coupled with inflation across key opex items  +25% net revenue PF growth vs. pre-Covid (FY19), demonstrating positive megatrends: health & lifestyle, e-mobility and e-commerce  in (€M)

 Operating Cost overview  SIGNA SPORTS UNITED  ADJUSTED EBITDA MARGIN BRIDGE  11  Note: Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations. Metrics are presented on a Non-GAAP basis.   (1) For more information on the definitions, please see the Defined Terms page in the Appendix. For reconciliation to nearest IFRS financial metrics, see Appendix.  FY21% OF NET SALES  FY22% OF NET SALES  CHANGE (bps)  COMMENTS  Gross Margin  38.5%  34.7%  (385)  Low-mid end of assortment: competitive and overstocked   High end of assortment: persistent supply chain challenges  Personnel  (10.2%)  (12.7%)  (250)  Lower revenue base and strategic new hires  Wage inflation  Logistics  (10.0%)  (11.5%)  (151)  Cost inflation, higher returns (product mix)  Increased split orders during logistics consolidation  Marketing  (7.7%)  (8.4%)  (69)  Increase in paid marketing to offset drop in organic traffic  IT / Other  (7.1%)  (8.4%)  (134)  Lower revenue base and investing in re-platforming  Public company costs  Adj. EBITDA(1)  3.6%  (6.3%)  (989)

 Free cash flow impacted by operating conditions  SIGNA SPORTS UNITED  12  Note: Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations. Metrics are presented on a Non-GAAP basis.   Cash flow from Continuing Operating Activities includes (€1.9M) of Effect of exchange rate changes on cash and cash equivalents.  Top line growth and Adj EBITDA profitability of (€66.5M) weakened significantly, in line with deteriorating market conditions over the course of FY22  Significant inventory build-up of (€40.4M) due to softening demand  Reported change in TWC of (€4.7M) impacted by 9-month contribution of acquisitions; working capital development less favorable on a full-year pro forma basis  Elevated €45.5M Capex associated with:  Logistics consolidation  Technology projects to re-platform acquired assets   Significant cash outflows related to listing and WCRC acquisition  Cash flow from Continuing Financing Activities mainly associated with funding commitments  Strong PF liquidity position as of FY22  CASH FLOW BRIDGE  in (€M)

 Inventory levels impacted by the conflict in Ukraine, which strongly affected consumer confidence at the start of peak season in March FY22  Significant delays of inbound orders (several months) due to supply chain challenges reversed quicker than expected  Highly promotional environment in H2 FY22 as market participants sought liquidity ahead of slower winter months   Forward purchases reduced to provide more flexibility  Opportunity to release capital as inventory levels normalize  Heightened inventory levels due to rapid supply chain improvement  SIGNA SPORTS UNITED  13  Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period. Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations.   (4.1)%  in (€M)  €270M  €250M  Target Range  PRO FORMA INVENTORY EVOLUTION  c. €300M

 balance sheet commitments provide flexibility to execute plans  SIGNA SPORTS UNITED  14  Source: Company information.  (1): Refer to Note 7.14 - Non-current Financial Liabilities.  (2): The Company has entered into a €50M revolving credit facility with SIGNA Holding GmbH an affiliate of its largest shareholder SIGNA International Sports Holdings GmbH. Subsequently, the Company and SIGNA Holding GmbH have entered into a second €50M RCF, to be utilized to fund general corporate purposes including working capital and Capex (refer to Note 7.14 - Non-current Financial Liabilities).  (3): €100M senior convertible notes (refer to Note 18 - Events after the Reporting Period).  (4): €130M commitment (refer to Note 18 - Events after the Reporting Period).  Proactively negotiated waiver of banking covenants under €100m RCF facility until June 2024  Further commitment from SIGNA Holding GmbH providing the company with the right to put additional convertible bonds to SIGNA Holding GmbH, for an aggregate additional principal amount of up to €130M3  Strengthened financial flexibility enabling SSU to pursue adapted strategy  LIQUIDITY POSITION Q4 FY22  NEGOTIATED COMMITMENTS   in (€M)

 01. Financial update  02. commercial change  03. Outlook  APPENDIX  Commercial  change

 Track record of growth in core & international markets  16  PF Revenue: geographic Evolution  Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period. Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations.  Current Environment Requires a Change of Approach  Leading positions in core markets of DACH, UK, Nordics and U.S. with a clear right to win  International expansion strategy historically focused on investing margin and marketing to win share   Brexit, C-19 distortions, and cost inflation have rendered SSU brands uncompetitive into many international markets  Plan to localize international markets with teams and logistics infrastructure requires significant capital investment   Serving international markets has added significant complexity  in (€M)  SIGNA SPORTS UNITED  PF Revenue YoY Growth in Core markets (FY21-22)  - 8%  PF Revenue YoY Growth in Non-core markets (FY21-22)  - 19%  + 22%CAGR FY19-21  + 17%CAGR FY19-21

 SIGNA SPORTS UNITED  17  focused plan to return the business to run rate profitability* in FY24 (1/2)  * On an Adj. EBITDA basis for FY24  Deliver transaction synergies  03  Adapt commercial and operating models  02  Focus on core markets  01

 SIGNA SPORTS UNITED  18  focused plan to return the business to run rate profitability* in FY24 (2/2)  Focus area  Alter positioning outside of core markets  Optimize pricing and service levels for contribution  Refocus international partnerships  Scale back international partnerships  Pause international logistics expansion  Efficient stock management  Improve order economics  Optimize cost base   Reduce complexity with common operating procedures  impact  Revenue synergy e.g. cross-sell own brands  Cost synergies in procurement  Efficiency from consolidating logistics footprint and technology  Increased revenue  Increased gross margin  Reduced personnel costs  Reduced logistics costs  Reduced technology costs  01  Focus on core markets  02  Adapt commercial and operating models  03  Deliver transaction synergies  Increased gross margin  Reduction in working capital  Increased stock turn  Reduced marketing costs  Reduced logistics costs  Reduced overhead costs  * On an Adj. EBITDA basis for FY24  Lower revenues  Increased gross margin  Reduced marketing costs  Reduced overhead costs  Reduced capex

 SIGNA SPORTS UNITED  19  Impact of Changes to Operating Approach in Fy23  Focus on core markets and changes in the commercial model to result in lower sales, particularly in international markets, but sales to be at a higher contribution  Significant gross margin contraction expected through H1 FY23 to reach target inventory levels, especially in overstocked categories at the lower end of the bike market; gross margins to start to recover from H2 FY23  Focus on lean operating processes to result in accelerating cost benefits from FY24  Transaction synergies to start to accrue from FY24 as IT re-platforming, logistics consolidation, and procurement benefits kick in  Focus on reducing inventory levels expected to release €30-40M of capital in FY23  Capex expected to be €35-40M in FY23, as various IT and logistics projects are completed  Waiver and capital commitments ensure financial flexibility to execute strategic realignment outlook  01. Financial Update  02. commercial change  03. Outlook  APPENDIX

 C-19 Growth  SIGNA SPORTS UNITED  21  Source: Company information, Wall Street research  MEGATRENDS  GLOBAL ONLINE RETAIL PENETRATION (2007-2026)  SSU Equity Story MORE RELEVANT THAN EVER  LONGEVITY /   HEALTHY LIFESTYLE  E-MOBILITY   & GREEN  OFFLINE TO ONLINE SHIFT  SPORTS DIGITALIZATION  MEGATRENDS GAINING FURTHER MOMENTUM

 SIGNA SPORTS UNITED  22  CUSTOMEREXPERIENCE  FULFILMENT  SPECIALISTSERVICES  Data / RMS  SSU is the only e-tailer in our categories with reach across Europe and NAM and the infrastructure to pursue such a buy-and-build strategy  The current market dislocation has created attractive  M&A opportunities  Highly fragmented landscape   Subscale regional competition  Consolidate in-market or enter new markets  Fragmented c.2,000+ brands  Largely distribute wholesale  Target smaller brands with strong IP across key categories  Combined sourcing & purchasing  Marketing & sales  Consolidate logistics  Migrate sales from wholesale to SSU  Enable brands D2C  Expand geographic reach  Strongly positioned to Leverage M&A Opportunities  Consolidate reach  Acquire specialist Sports e-Tailers  Verticalize  Grow & build a portfolio of brands  SSU remains Strongly POSITIONED TO CREATE VALUE through M&A

 Near-term challenges accelerate long-term opportunity  SIGNA SPORTS UNITED  23  Intact structural megatrends behind online specialist sports retail  Market dislocation is accelerating industry consolidation  Strategic realignment to increase SSU’s competitiveness for sustainable and profitable growth  Targeted investments across logistics and IT to enable long-term cost structure  Accelerate M&A activities to take advantage of attractive buying opportunities

 APPENDIX  01. Financial Update  02. Commercial change  03. Outlook  APPENDIX

 SSU commitment to sustainability  SIGNA SPORTS UNITED  25  Note: (1) SIGNA Sports United ESG report available on https://investor.signa-sportsunited.com/esg/  FY22: defining SSU’s sustainability guidelines  1st SSU ESG report released in FY22  Understand and contain carbon footprint  Improve sustainable product lifecycle  Encourage recycling  Increase diversity across the organisation  Foster an environment in which employees develop best  Promoting fair play for our people and the planet, by encouraging a sustainable and active lifestyle  Conduct company-wide ESG Materiality Assessment  Further define ESG strategy  Identify concrete levers and set action plan and goals for all businesses  Target: 2nd ESG report to be published in 2023  Climate neutral company for 3rd consecutive year  FY23: Turning our vision into action

 Key performance indicators  SIGNA SPORTS UNITED  26  Source: Company information.  Note: SSU (Reported View) excludes the impact of WiggleCRC, Tennis Express acquisitions until Q2 FY22. Midwest Sports included from 09-May-2021. Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period. SSU (Reported view excl. Discontinued operations) and Pro Forma SSU metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations. For more information on the definitions, please see the Defined Terms page in the Appendix.

 customer base impacted by softening macro conditions  SIGNA SPORTS UNITED  27  Source: Company information.  Note: Customer retention data represents SSU Group pro forma, excluding data from Tennis Express, Outfitter Team sports and Discontinued operations.(1) Revenue Retention excl. Tennis Express, Outfitter and Stylefile = (Y[t] revenues all cohorts – Y[t] revenues new cohorts) / (Y[t-1] revenues all cohorts). Actuals LTM September, revenue cohorts greater than 1+ years. | FX-Rate GBP:EUR 1.16  Yoy Decrease in NEW CUSTOMER PF INTAKE due to macro  % Revenue Retention(1)  Lower PF CUSTOMER RETENTION due to softer demand  Revenue Retention Cohorts Older Than 1+ Years  Revenue Retention All Cohorts

 Reconciliation of Reported P&L at current scope  SIGNA SPORTS UNITED  28  Source: Company information.  Note: Discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations. For more information on the definitions, please see the Defined Terms page in the Appendix. Metrics are presented on a Non-GAAP basis.   in (€M)

 Reconciliation of pro forma P&L at current scope  SIGNA SPORTS UNITED  29  Source: Company information.  Note: Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period. SSU (excl. Discontinued operations) metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations. For more information on the definitions, please see the Defined Terms page in the Appendix. Metrics are presented on a Non-GAAP basis.   in (€M)

 Reconciliation of Adjusted EBITDA  SIGNA SPORTS UNITED  30  Note: All metrics exclude the impact of Tennis Express and WiggleCRC acquisitions. Midwest Sports contribution included from May 1, 21. Metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure. Refer to Note 11- Discontinued Operations. Net loss broadly due to a (€244) million goodwill impairment charge and (€122) million one-off accounting charges related to the public listing on the NYSE. Impairment loss mainly associated with WCRC acquisition. Other net finance (income) / costs mainly consist of currency gains and losses and impact from derivative revaluations. Reorganization and restructuring costs: include expenses in accordance with IFRS 2, the €122M value of 12.6 million shares issued to Yucaipa Acquisition Corporation as part of the business combination in excess of Yucaipa’s net assets must be expensed on SSU’s consolidated income statement.  in (€M)

 SSU FINANCIAL POSITION AS OF FY22  SIGNA SPORTS UNITED  31  CAP TABLE(1)  Source: Company information.  Note: For further information on terms of warrants, see SEC F-1 filing as of Dec 23, 2021.   (1): Excludes 51.0M earnout shares issuable to SISH upon meeting certain share price targets. Earnout shares are split into six equal tranches of 8.5M shares issuable at SSU common stock share prices of $12.50, $15.00, $17.50, $20.00, $22.50, and $25.00. Excludes 14.6M Ordinary Shares underlying the €100M convertible bonds that may be deemed to be beneficially held by SIGNA European Invest Holding AG (see 20-F filing as of Feb 7, 2023).   (2): Refer to Note 7.14 - Non-current Financial Liabilities.  (3): The Company has entered into a €50M revolving credit facility with SIGNA Holding GmbH an affiliate of its largest shareholder SIGNA International Sports Holdings GmbH. Subsequently, the Company and SIGNA Holding GmbH have entered into a second €50M RCF, to be utilized to fund general corporate purposes including working capital and Capex (refer to Note 7.14 - Non-current Financial Liabilities).  (4): €100M senior convertible notes (refer to Note 18 - Events after the Reporting Period).  (5): €130M commitment (refer to Note 18 - Events after the Reporting Period).  LIQUIDITY POSITION  in (€M)

 Defined Terms  SIGNA SPORTS UNITED  32

 THANK YOU  SIGNA SPORTS UNITED  33  SSU Investor Relations  https://investor.signa-sportsunited.com  SSU Investors Contact  Alima Levy  a.levy@signa-sportsunited.com  +49 174 7304938